UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             JPS TEXTILE GROUP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
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                         (Title of Class of Securities)

                                    46624B30
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                                 (CUSIP Number)

                              James Petrie, Esq.
                                     UBS AG
              299 Park Avenue, New York, NY 10171 (212) 821-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 6, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

                                  SCHEDULE 13D

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CUSIP No. 46624B30                                     Page 2 of 5 Pages


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          UBS AG, London Branch
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2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
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                             7         SOLE VOTING POWER

        NUMBER OF                      1,027,214
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       1,027,214
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,027,214
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.27%
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14        TYPE OF REPORTING PERSON*
          HC CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 5 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock (the "Common Stock") of JPS Textile Group, Inc. (the "Company") whose principal executive offices are located at 555 North Pleasantburg Drive, Suite 202, Greenville, South Carolina 29607. The shares owned by UBS AG covered by this filing were covered by a prior 13G filing by Swiss Bank Corporation and SBC Restructuring and Recovery Ltd., predecessors of UBS AG, dated March 26, 1998. Reference is made to a 13D filing of Daystar L.L.C. ("Daystar") dated the date hereof.

Item 2.  Identity and Background

     This statement is filed by UBS AG ("UBS" or the "Reporting Person").

     UBS, a corporation incorporated under the laws of Switzerland, has its principal office at 45 Bahnhofstrasse, Zurich, Switzerland and business address at 299 Park Avenue, 31st floor, New York, New York 10071.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person originally acquired the shares as part of a reorganization plan of the Company.

Item 4.  Purpose of Transaction

     On January 6, 1999, the Reporting Persons discussed their views of the Company with representatives of Daystar. On January 13, 1999, the Reporting Persons and Daystar met with representatives of the Company to discuss these views.

     The Reporting Person intends to review its investment in the Company after the date hereof, and from time to time, in light of the Company's operations, prospects, business development and competitive and strategic matters. After such review, the Reporting Person may change its intention with respect to proposing one or more actions to enhance shareholder value or to effect a change of control of the Company.

     The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.  Interests in Securities of the Issuer

     (a) UBS, through its London branch, is the beneficial owner of 1,027,214 shares of Common Stock, representing 10.27% of the class of securities.

     (b) UBS, through its New York branch, has sole power to vote and dispose of the 1,027,214 shares owned by its London branch.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to securities of the Company to which the Reporting Person is a party



                               Page 3 of 5 Pages

Item 7.  Material to be Filed as Exhibits

         None.


                                Page 4 of 5 Pages

                                   SIGNATURES

     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.



                                    UBS AG, New York Branch,
                                      as Agent for UBS AG, London Branch



                                    By: /s/ Herbert E. Seif
                                        ----------------------------------
                                        Name:   Herbert E. Seif
                                        Title:  Managing Director
                                                UBS AG, New York Branch



                                    By: /s/ Christine Daley
                                        ----------------------------------
                                        Name:   Christine Daley
                                        Title:  Executive Director
                                                UBS AG, New York Branch






Dated: January 19, 1999




                               Page 5 of 5 Pages